Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave., NW
Washington, DC 20004

June 28, 2005

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: RYDEX CAPITAL PARTNERS SPHINX FUND (FILE NOS. 333-102487 AND 811-21278) FILING PURSUANT TO SECTION 8(C) OF THE SECURITIES ACT OF 1933

Ladies and Gentlemen:

On behalf of our client, Rydex Capital Partners SPhinX Fund (the "Fund"), we are filing, pursuant to Section 8(c) under the Securities Act of 1933, as amended, (the "1933 Act") and under the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 2 to the Fund's Registration Statement on Form N-2, together with all exhibits thereto (the "Amendment"). The purpose of the Amendment is to incorporate the Fund's updated financial information for the fiscal year ended March 31, 2005, and to make other non-material changes.

Please note that we will request, on behalf of the Fund, pursuant to Rule 461 under the 1933 Act, that the Commission declare the Amendment effective on Monday, August 1, 2005, or as soon as practicable thereafter.

Please contact me at (202) 739-5654 or Laura E. Flores at (202) 739-5684 with your questions or comments.

Sincerely,


/s/ W. John McGuire

W. John McGuire